EXHIBIT 9.01(c)(1)

MONOLITHIC POWER SYSTEMS, INC. ANNOUNCES

AMENDMENT TO MICREL COMPLAINT

December 6, 2004, 6:00 am ET

Los Gatos, California – Monolithic Power Systems, Inc. (MPS) (NASDAQ: MPWR) today announced that Micrel, Incorporated (Micrel) has filed an amendment to its complaint against MPS.

In November 2004, Micrel sued us in the United States District Court for the Northern District of California alleging that our products infringe two of its patents. Michael Hsing, our Chief Executive Officer, and another of our employees are named inventors on both of Micrel’s patents and Jim Moyer, our Chief Design Engineer, is a named inventor on one of them.

On November 29, 2004, Micrel filed an amended complaint adding causes of action for alleged statutory and common law misappropriation of Micrel’s trade secrets, alleged breach of confidentiality agreements by Messrs. Hsing and Moyer (both former employees of Micrel), and alleged violation of California’s Unfair Competition Law. The amended complaint also adds Messrs. Hsing and Moyer as defendants. Micrel’s amended complaint adds requests for damages attributable to the alleged misappropriation of Micrel’s trade secrets and alleged violation of the confidentiality agreements; for injunctive relief to prevent our future use of Micrel’s alleged trade secrets; and for attorneys fees and costs.

Because the litigation is in a very preliminary stage, it is difficult to predict how it will proceed or what the ultimate outcome will be. We have, however, conducted an initial review of the Micrel patents and compared them with the manufacturing processes and design elements we use for our products. We have also conducted an initial review of the causes of action added by the amended complaint. Based on this initial review, we believe that we have meritorious defenses to all of Micrel’s claims.

About Monolithic Power Systems, Inc.:

Monolithic Power Systems is an analog and mixed-signal semiconductor company that designs, develops and markets analog and mixed-signal semiconductors.

If you have any questions, please contact Tim Christoffersen at (408) 357-6777.